UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 3, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Danson* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
1

Sibanye Gold Limited
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Sibanye commences consultation on restructuring to ensure sustainability of its gold operations
Westonaria, 3 August 2017: Sibanye (Tickers JSE: SGL and NYSE: SBGL) advises that it will enter into consultation with relevant stakeholders in terms of section 189A (“Section 189A”) of the Labour Relations
Act, 66 of 1995 ("LRA"), regarding restructuring of its gold operations pursuant to ongoing losses experienced at its Beatrix West and Cooke Operations. The initiation of S189 consultations comes after numerous unsuccessful attempts to contain losses at these operations.

Losses experienced at these operations negatively affect Group cash flow as well as the sustainability and economic viability of other operations in the Southern Africa region, in this way, posing a threat to more sustainable employment across the region.
Since listing in 2013, Sibanye has steadily grown as an employer, from 37,700 employees four years ago, to becoming one of the largest employers in the South African mining industry with 58,000 permanent employees. Approximately 7,400 Sibanye employees at all levels may be affected as a result of the proposed restructuring. Through the Section 189A consultations, the company and affected stakeholders will consider alternatives to potential closure of the operations in an attempt to avoid or reduce retrenchments.
Neal Froneman, Chief Executive Officer of Sibanye commented: “The decision to commence with this restructuring process has not been taken lightly. The long-term sustainability of the Group as a whole is our primary focus and is necessary if we are to continue to deliver superior value to all of our stakeholders. The losses experienced at the Beatrix West and Cooke operations threaten the future of other Group operations and the employment of many other South Africans. We are however aware of the difficult socio-economic environment in South Africa, and will engage with all relevant stakeholders in an effort to minimise job losses, while ensuring that additional jobs are not placed at risk in future.”
ENDS
Contact:
James Wellsted
SVP Investor Relations
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements
This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-
looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 3, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer